Rio Vista Energy Partners L.P.
820 Gessner Road, Suite 1285
Houston, Texas 77024
(713) 467-8235

September 13, 2006

Via EDGAR

Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Rio Vista Energy Partners L.P.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed April 6, 2006
File No. 000-50394

Dear Mr. Hiller:

On behalf of Rio Vista Energy Partners L.P. (“Rio Vista”), I am responding to your letter dated September 5, 2006 on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.

My responses are numbered consistent with the staff’s numbered comments in the September 5, 2006 letter. For your convenience, I have repeated below the staff’s comments immediately preceding each of my responses.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis, page 23

Critical Accounting Policies, page 45

Staff Comment

1.
We note that you have identified five areas of accounting that you regard as critical, due to the significant level of management judgment and estimates required to determine various assumptions underpinning their application, and which under different conditions, could lead to material differences in your financial statements. However, the disclosures that you provide appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. In other words, the critical accounting policies that you disclose appear to have critical judgment and estimation attributes, but the disclosures do not sufficiently address these attributes.

Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change, based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Rio Vista Response

1.	Rio Vista proposes to add the following disclosure to the specified critical accounting policies:

Revenue recognition - Rio Vista does not expect to enter into agreements to sell LPG with terms and conditions materially different from previous LPG sales agreements. Should future LPG sales agreements have materially different terms and conditions or should revenue sources change (see Note D to the consolidated financial statements), management may make changes to Rio Vista’s revenue recognition policy as necessary based on the existing facts and circumstances at that time.

Impairment of long-lived assets - If Rio Vista is unable to continue as a going concern (see Note N to the consolidated financial statements), management would be required to determine whether the estimated undiscounted future cash flows from the sale or other use of the assets existing at that time would be sufficient to recover the carrying value of those assets. If the amount of the estimated undiscounted future cash flows were less than the carry value of the assets, Rio Vista would record an impairment charge equal to such amount. As addressed in Note N, management is taking steps to provide Rio Vista with the ability to continue in existence.

Depreciation and amortization expense - If Rio Vista is unable to continue as a going concern or should the nature of its business change, future utilization and useful lives of depreciable and amortizable assets may also change. This could result in increases or decreases in depreciation and amortization expense compared with historical amounts. As addressed above, management is taking steps to provide Rio Vista with the ability to continue in existence, and there are no foreseen changes in the nature of Rio Vista’s business except as disclosed in Note D.

Unit-based Compensation - Rio Vista expects to adopt SFAS No. 123R on January 1, 2006 and expects that future charges to earnings for unit-based compensation will approximate the charges that would have been computed under the provisions of SFAS No. 123 rather than the charges to earnings based on APB 25 (see Note B 8 to the consolidated financial statements).

Allowance for Doubtful Accounts - Rio Vista’s primary customer is PMI (see Note A to the consolidated financial statements) and neither Rio Vista, or Penn Octane prior to the Spin-Off, have experienced collection problems with PMI. Rio Vista does not expect collection problems in the future from PMI. As discussed above, should the nature of Rio Vista’s business and/or its customer base change, and the history of payments received from sales to those customers are analyzed, management will make credit decisions and record reserves based on the facts and circumstances in existence at the time.

Staff Comment

Financial Statements

Note A - Organization, page 53

2.
We note your disclosure indicating that as a result of your spin off from Penn Octane on September 30, 2004, you have presented results of operations and cash flows from October 1, 2004 forward. Given that your own operations prior to the transfer were insignificant relative to the operations assumed, and you effectively succeeded to substantially all of Penn Octane’s pipeline, terminal assets and related business in Brownsville, Texas and Matamoros, Mexico, it appears that the acquired business would constitute a predecessor entity, as defined in Rule 12b-2 of Regulation 12B. Accordingly, please revise your financial statements to comply with items 3-02(a) of Regulation S-X. Additionally, your MD&A discussion, and any other related disclosures, should be modified to correspond with your revised financial statement presentation.

Rio Vista Response

2.
The Spin-Off in October 2004 constituted a transfer of “substantially all” of Penn Octane’s tangible assets but not “substantially all” of Penn Octane’s total assets. Specifically, Penn Octane retained all existing LPG supply agreements, its long-term lease agreement with Seadrift Pipeline Corporation, inventory and leasehold improvements associated with the Seadrift lease, and its Fuel Sales business, together representing approximately 50% of the total value of Penn Octane prior to the Spin-Off.

The audited consolidated statements of operations and cash flows of Penn Octane Corporation’s Owned Pipeline and Terminal Operations - A Division of Penn Octane Corporation for the year ended July 31, 2003 and the unaudited financial statements for the nine months ended April 30, 2004 (collectively, “Carve-outs”), were included in the registration statement on Form 10 filed by Rio Vista with the Commission on August 26, 2004, as amended, in connection with the Spin-Off. These financial statements complied with the requirements of Item 3-02 (a) of Regulation S-X and included the MD&A discussion and other related disclosures. Although Rio Vista complied with Item 3-02 (a) of Regulation S-X in filing its Form 10, it determined to not include the Carve-outs in subsequent filings with the Commission in order to preclude the inclusion of financial statements that might be misleading or uninformative since the Carve-outs were the financial statements of a division of a company other than Rio Vista.

Staff Comment

Note B - Summary of Significant Accounting Policies, page 54

3.	Disclose the nature of your restricted cash balances, and the reasons you characterize changes in your restricted cash as a financing activity.

Rio Vista Response

3.
The nature of the restricted cash balance is disclosed in the sixth paragraph of Note J under “Credit Facility, Letters of Credit and Other.” Commission staff, in their letter dated February 19, 2004 regarding Penn Octane Corporation and Rio Vista in connection with an amendment to Form 10 filed by Rio Vista on February 13, 2004 and Penn Octane’s previously filed Form 10-K for the year ended July 31, 2003 and Form 10-Q filed for the quarter ended October 31, 2003, requested that Rio Vista and Penn Octane include restricted cash in the section of the statement of cash flows associated with “its restriction or future use.” In accordance with the staff’s comments, Penn Octane amended its historical financial statements and Rio Vista amended its Form 10 to present restricted cash in financing activities since the restriction is directly related to Penn Octane’s and/or Rio Vista’s credit facility.

Staff Comment

Revenue Recognition on Sales of LPG, page 57

4.
Please expand your disclosure to explain how the recognition of revenue corresponds to the physical conveyance of product or rendering of service, for each significant type of revenue-generating activity. Discuss any significant estimates involved that might have a material effect on revenues if actual results differ from the estimates.

Rio Vista Response

4.
Commission staff, in its letter dated February 19, 2004 regarding Penn Octane Corporation and Rio Vista in connection with an amendment to Form 10 filed by Rio Vista on February 13, 2004 and Penn Octane’s previously filed Form 10-K for the year ended July 31, 2003 and Form 10-Q filed for the quarter ended October 31, 2003, requested that Penn Octane and Rio Vista each “expand your general revenue recognition policy description to address all criteria detailed in SAB Topic 13:1.” The disclosure in Note B 9 on page 57 was added in order to address this comment. There have been no changes in Rio Vista’s revenue source, procedures or recognition since the disclosure was added.

Staff Comment

Controls and Procedures, page 81

5.
We note your disclosure indicating that you conducted an evaluation of internal controls, in addition to your required evaluation of disclosure controls and procedures, although you also explain that you are not required to complete an annual evaluation pursuant to Section 404 of the Sarbanes Oxley Act until the year ended December 31, 2007.

Please modify your disclosure to clarify how your evaluation of internal controls compares in the evaluation of internal controls over financial reporting that will be required under Item 308(a) of Regulation S-K.

Additionally, although you disclose that there were no significant changes in your internal controls subsequent to the date of your evaluation, you need to address any change during the quarter preceding the evaluation to comply with Item 308(c) of Regulation S-K.

Rio Vista Response

5.	Rio Vista proposes to amend the relevant disclosure to read, in full, as follows:

“The General Partner’s management, including the principal executive officer and principal financial officer, are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting and therefore have conducted an evaluation of Rio Vista’s disclosure controls and procedures and internal controls, as such terms are defined under Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as of December 31, 2005 and for the quarter ended December 31, 2005. Based on their evaluation, Penn Octane’s principal executive officer and principal accounting officer concluded that Rio Vista’s disclosure controls and procedures and internal controls are effective.

There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in Rio Vista’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph above.

Although management is not required to include its annual report on internal control over financial reporting pursuant to Section 404 of the Sarbanes Oxley Act of 2002 until the year ended December 31, 2007, management’s evaluation referred to above included the general elements that would have been employed had the report been required for the year ended December 31, 2005.”

Please contact me at (310) 563-1830 at your earliest convenience in order to discuss the foregoing matters. Subject to final resolution of all comments from the staff, Rio Vista intends to file in a timely manner an appropriate amendment to its Form 10-K consistent with the responses set forth above and any further discussion with your office.

Acknowledgment

Rio Vista is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Rio Vista may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ian T. Bothwell
Ian T. Bothwell,
Vice President and Chief Financial Officer
Rio Vista GP LLC,
General Partner of Rio Vista Energy Partners L.P.